UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

May 15, 2019

To whom it may concern:

Company name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai
President and Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Tokyo Stock Exchange 1st Section)

(Progress of Disclosed Matter) Recording of Losses in Light of Structural Reform

In the release titled “Recording of Losses and Revision to Earnings Estimates in Light of Structural Reform” announced on March 6, 2019, Mizuho Financial Group, Inc. (the “Company”) disclosed that it expected that losses (totaling approximately 680 billion yen) arising from the Company’s efforts to promote structural reform would be recorded in its financial results for the fiscal year ending March 31, 2019. The Company hereby announces that the amount of the losses recorded in the financial results has been fixed.

For the details of the Company’s business plan for the period starting from the fiscal year ending March 31, 2020, please refer to the “5-Year Business Plan” announced today.

1.       Recording of losses in light of the Company’s efforts to promote structural reform

In formulating the “5-Year Business Plan” announced today, the Company recorded losses (totaling 695.4 billion yen) in the consolidated financial results for the fiscal year ended March 31, 2019. Those losses were recorded in respect of the Company’s principal consolidated subsidiaries in Japan, i.e., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., for the following reasons:

(1)	Impairment losses on fixed assets (500.7 billion yen)

Our group reviewed the application of impairment losses on fixed assets in order to enhance the sophistication of its management accounting capabilities. We also revised our future earnings plans and branch network strategy, etc., for each business area pursuant to the 5-Year Business Plan. As a result of these revisions, we recorded impairment losses on fixed assets (500.7 billion yen), including software attributable to the domestic retail business division and branches that are scheduled to be closed, as Extraordinary Losses.

(2)	Losses pertaining to the restructuring of securities portfolio, etc., in markets division (194.7 billion yen)

In connection with the implementation of the restructuring of the securities portfolio of the markets division in respect of its past investments in foreign bonds, etc., and the enhancement of the sophistication of its derivative valuation methods, etc., in order to reflect the counterparty risk of the individual parties to relevant transactions and other factors in determining the fair market value of the transactions, the Company recorded losses (194.7 billion yen) which consist primarily of losses on sales related to securities and are included within Ordinary Expenses.

2.       Effects on earnings

The “Consolidated Financial Statements for Fiscal 2018” announced today reflects the foregoing matters.

End of document

(Note) Because the Company is still in the process of preparing its US GAAP consolidated financial statements for the fiscal year ended March 31, 2019, the quantitative impact that the factors described in 1. above will have on such financial statements has not yet been determined.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Department
Public Relations Office
Tel: 81-3-5224-2026